Missfresh Limited

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

November 15, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Andrew Mew

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Missfresh Ltd

Form 20-F for the Year Ended December 31, 2022

File No. 001-40529

Dear Ms. Gowetski and Mr. Mew,

This letter sets forth the responses of Missfresh Limited (the “Company”) to the comment contained in the letter dated October 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on August 3, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on August 31, 2023. The Staff’s comment is repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1.	We note your response to prior comment 3. Item 16I(b) of Form 20-F requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note that certain equity interests of your consolidated foreign operating entities, such as Jiangsu Meiri Jiangnan Technology Co. Ltd. and Qingdao Meiri Chengyun Technology Co. Ltd, are held by certain governmental entities in mainland China.

In response to the Staff’s comment, the Company has filed an amendment to the 2022 Form 20-F with the Commission to amend the section “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” of the 2022 Form 20-F in its entirety to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of the Company’s consolidated operating entities.

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If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at xuzheng@missfresh.cn.

Sincerely yours,

Missfresh Limited

By:	/s/ Zheng Xu
Name:	Zheng Xu
Title:	Chairman of the Board of Directors and Chief Executive Officer